JA Energy

A Nevada Corporation

_________________________________________________________________________________

7495 West Azure Drive, Suite 110

Las Vegas, Nevada 89130

Telephone: (702) 515-4036

February 25, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Ms. Nudrat Salik

Staff Accountant

RE: JA Energy

Form 10-K for the Year Ended August 31, 2013

Filed December 13, 2013

Form 10-Q for the Period Ended November 30, 2013

Filed January 17, 2014

File No. 0-54236

Dear Ms. Salik:

On behalf of JA Energy (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 10, 2014 (the “Comment Letter”) relating to the Company’s Form 10-K for the year-ended August 31, 2013 and the Form 10-Q for the period ended November 30, 3013.

In response to the Comment Letter, we are have filed Amendments with the Commission, which include an explanatory note of what changes we made in these amendments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

Form 10-K for the Year Ended August 31, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.      The report provided on page F-1 notes that the cumulative statements of operations, changes in stockholders’ deficit and cash flows for the period from August 26, 2010 (date of inception) to August 31, 2012 were audited by other auditors whose report was dated December 13, 2012. In addition, the report notes that the accounting firm’s opinion is based on their audits as well as the report of other auditors. In this regard, please amend your Form 10-K to also include the report of the other auditors which is being referred to by your current auditors. Refer to Rule 2-05 of Regulation S-X.

Response: We respectfully note the Staff's comment. We have filed an amended Form 10-K/A on February 24, 2014 with the Commission, which includes the required report of our former auditor.

Exhibit 32

2.      The certification refers to the Annual Report on Form 10-K for the period ended May 31, 2013 rather than August 31, 2013. Please amend your Form 10-K to provide certifications which refer to the appropriate period. Please refile the Form 10-K in its entirety and ensure that the certifications are currently dated and refer to the Form 10-K/A. In a similar manner, please amend your Form 10-Q for the period ended November 30, 2013 as the certification provided in Exhibit 32.1 also appears to refer to the wrong period.

Response: We respectfully note the Staff's comment. We have filed an amended Annual Report on Form 10-K/A in its entirety to reflect the correct dates. We have also filed an amended Form 10-Q/A for the period ended November 30, 2013 with the Commission on February 14, 2014, where the certification provided in Exhibit 32.1 has been corrected. Thank you for bringing this to our attention.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me.

JA Energy

By: /s/ Jim Lusk

Jim Lusk

Chief Executive Officer